EXHIBIT 99.1

Standard Lithium Reports Second Quarter 2025 Results

  Achieved multiple critical milestones for development of the South West Arkansas (“SWA”) Project
  Steadily progressing towards a Final Investment Decision for Phase 1 of SWA targeted by year-end 2025

VANCOUVER, British Columbia, Aug. 08, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three month period ended June 30, 2025.

“We have been working diligently alongside our joint venture partner Equinor to progress our lithium development projects and have achieved multiple key milestones in the second quarter as we advance those efforts,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We completed all fieldwork required for the first phase of our SWA Project and are advancing off-take and project financing discussions ahead of a Final Investment Decision targeted by the end of this year.

Additionally, in the third quarter we plan to release a Definitive Feasibility Study for SWA and a Maiden Inferred Resource Report on our East Texas properties. We expect both to further reinforce the conviction that our projects in the Smackover will deliver significant value to our shareholders, the communities that we work in, and will help to secure critical minerals production in the United States.”

Highlights Subsequent to the Three Month Period Ended June 30, 2025

All amounts are in US dollars unless otherwise indicated.

  Smackover Lithium Reports Highest Lithium Brine Grade in SWA Project Area
  Smackover Lithium announced that it completed sampling from its newest exploration well, the Lester well, in the SWA Project area. One sample recorded the highest lithium concentration reported to date from the SWA Project area: 616 mg/L lithium in brine, while average lithium concentration in brine from the Lester well was 582 mg/L. This concluded all sub-surface exploration activities for Phase 1 of the SWA Project, which is targeting production capacity of 22,500 tonnes per annum of battery-quality lithium carbonate.

Highlights From Three Month Period Ended June 30, 2025

  Royalty rate approved by the Arkansas Oil and Gas Commission for the SWA Project
  The Arkansas Oil and Gas Commission (“AOGC”) unanimously approved the establishment of a 2.5% royalty rate for Phase I of the SWA Project. This was the first royalty rate for lithium from brine extraction to be approved by the AOGC, establishing an important precedent for lithium development companies operating in Arkansas and encouraging economic development of the state’s significant lithium resource.
  Smackover Lithium’s SWA Project receives special designation
  Smackover Lithium announced that its SWA Project was selected as one of the first critical mineral production projects, and the only Direct Lithium Extraction project, to be advanced under Executive Order 14241 – Immediate Measures to Increase American Mineral Production, announced by the U.S. Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council.
  Approval of brine production unit for Phase I of the SWA Project
  On April 24, Smackover Lithium announced the brine production unit (Reynolds Brine Unit) for Phase I of it’s SWA Project was unanimously approved by the AOGC with no objection or opposition in a hearing that was open to all stakeholders from the community. Approval of the unit was a necessary statutory requirement for SWA Project development.
  Advancing next generation solid-state battery materials in partnership with Telescope Innovations Corp.
  The companies developed a new conversion process that has been used to convert lithium hydroxide produced by Standard Lithium at its southern Arkansas Demonstration Plant into battery quality lithium sulfide, a key raw material required for many next-generation solid-state battery chemistries. This novel, low-temperature, patented process provides numerous potential advantages with respect to flexibility, quality, cost and safety.
  Strengthened senior management team with new VP appointments
  Appointed Daniel Rosen as Vice President of Strategy and Investor Relations and Tim Sobel as Vice President of Health, Safety, Social and Environment. The additions to the leadership team will strengthen the Company’s capabilities and execution of its growth strategy on a path towards first production.
  Cash and working capital of $33.8 million and $30.6 million, respectively, as of June 30, 2025.
  The Company has no term or revolving debt obligations as of June 30, 2025.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three month fiscal period ended June 30, 2025, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Three Month Period Ended June 30, 2025 Call and Webcast

The Company will hold a conference call and webcast to discuss its three-month period ended June 30, 2025 on Wednesday, August 13th at 4:30 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium Q2 2025 Earnings Call and Webcast
August 13, 2025 4:30 p.m. Eastern Time (USA and Canada)

Participant Information:
Conference ID: 6017900

USA / International Toll: +1 (646) 307-1963
USA - Toll-Free: (800) 715-9871
Canada - Toronto: (647) 932-3411
Canada - Toll-Free: (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/298814979

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, the timeline for completion of a Definitive Feasibility Study for the SWA Project and Maiden Inferred Resource Report on the East Texas properties, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.